SCHEDULE 13G

Amendment No. 1
D & N Financial Corporation
common stock
Cusip # 232864108
Filing Fee: No


Cusip # 232864108
Item 1:   Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:   Commonwealth of Massachusetts
Item 5:   None
Item 6:   None
Item 7:   430,100
Item 8:   None
Item 9:   430,100
Item 11:  9.68%
Item 12:  HC




Cusip # 232864108
Item 1:   Reporting Person - Edward C. Johnson 3d - (Tax ID:
###-##-####)
Item 4:   United States of America
Item 5:   None
Item 6:   None
Item 7:   430,100
Item 8:   None
Item 9:   430,100
Item 11:  9.68%
Item 12:  IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).    Name of Issuer:

         D & N Financial Corporation

Item 1(b).    Name of Issuer's Principal Executive Offices:

         400 Quincy Street
         Hancock, MI  49930

Item 2(a).    Name of Person Filing:

         FMR Corp.

Item 2(b).    Address or Principal Business Office or, if None,
Residence:

         82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).    Citizenship:

         Not applicable

Item 2(d).    Title of Class of Securities:

         Common Stock

Item 2(e).    CUSIP Number:

         232864108

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-
1(b)(ii)(G).  (Note:  See Item 7).

Item 4.  Ownership

         (a)  Amount Beneficially Owned:    430,100

         (b)  Percent of Class:   9.68%

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:
    None

              (ii)  shared power to vote or to direct the vote:
    None

              (iii) sole power to dispose or to direct the
disposition of:    430,100

              (iv)  shared power to dispose or to direct the
disposition of:    None




Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of D & N Financial Corporation. The interest of one person, Fidelity Select Home Finance Portfolio, an investment company registered under the Investment
Company Act of 1940, in the common stock of D & N
Financial Corporation, amounted to 417,500 shares or 9.39% of the total outstanding common stock at December 31, 1993. The number of shares of common stock of D & N Financial Corporation owned by the investment company at December 31, 1993 included
30,000 shares of common stock resulting from the assumed conversion of 30,000 of the Warrants (1 share of common stock for each Warrant).

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company.

         See attached Exhibit(s) A and B.

Item 8.  Identification and Classification of Members of the
Group.

         Not applicable, see attached Exhibit A.

Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    February 11, 1994
Date



    /S/Arthur S. Loring
Signature



    Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

    Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 430,100 shares or 9.68% of the common stock outstanding of D & N Financial Corporation ("the Company") as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of common stock of D & N Financial Corporation owned by the investment companies at December 31, 1993 included 30,000 shares of common stock resulting from the assumed conversion of 30,000 of the Warrants (1 share of common stock for each Warrant).

    The ownership of one investment company, Fidelity Select Home Finance Portfolio, amounted to 417,500 shares or 9.39% of the common stock outstanding. The number of shares of common stock of D & N Financial Corporation owned by the investment company at December 31, 1993 included 30,000 shares of common stock resulting from the assumed conversion of 30,000 of the Warrants (1 share of common stock for each Warrant). Fidelity Select Home Finance Portfolio has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

    Edward C. Johnson 3d, FMR Corp., through its control of
Fidelity, and the Funds each has sole power to dispose of the 430,100 shares owned by the Funds.

    Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR
Corp., has the sole power to vote or direct the voting of the Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Boards of Trustees.

    Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(e)  AGREEMENT

    The undersigned persons, on February 11, 1994, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of D & N Financial Corporation at December 31, 1993.

    FMR Corp.
    By   /S/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
         Edward C. Johnson 3d
    By   /S/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney
dated 5/17/89
On File with Schedule
13G for
Airborne Freight Corp.
9/10/91
    Fidelity Management & Research
Company
    By   /S/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General
Counsel
    Fidelity Select Home Finance
Portfolio
    By   /S/Arthur S. Loring
Arthur S. Loring
Secretary